Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the
Fourth Quarter and Fiscal Year ended December 31, 2015

Net profit of $214,000 in fourth quarter and $334,000 in year 2015

RISHON LEZION, Israel, March 22, 2016 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and Supply Chain solutions to global enterprises, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2015.

Highlights of the fourth quarter 2015 results:

●	Revenues for the fourth quarter of 2015 grew by 10% to $7.4 million from $6.7 million in the comparable period last year.
●	Gross profit margin for the fourth quarter of 2015 increased to 21% of revenues from 15% in the comparable period last year.
●	Net profit for the fourth quarter of 2015 amounted to $214,000 as compared to a net loss of $373,000 in the comparable period last year.
●	Net profit, on a NON GAAP basis, for the fourth quarter of 2015 amounted to $310,000 as compared to a net loss of $277,000 in the comparable period last year.
●	EBITDA for the fourth quarter of 2015 amounted to $352,000 as compared to a negative EBITDA of $116,000 in the comparable period last year.

Highlights of year 2015 results:

●	Revenues for year 2015 amounted to $25.6 million as compared to $27.6 million in year 2014.
●	Gross profit margin for year 2015 increased to 20% of revenues from 18% in year 2014.
●	Net profit for year 2015 amounted to $334,000 as compared to a net loss of $433,000 in year 2014.
●	Net profit, on a NON GAAP basis, for year 2015 amounted to $576,000 as compared to a net loss of $30,000 in year 2014.
●	EBITDA of year 2015 amounted to $1,023,000 as compared to a $672,000 in year 2014.

Yuval Viner, BOS' CEO, stated: "We are very pleased with our 2015 results, which reflect the progress the Company has made since the appointment of its current management in 2010.The management with the support of the Board of Directors has led the Company through a long process of improvement. This yielded both a profit in 2015 and reduction in our debt.

In addition, in 2015, we commenced implementation of our strategy of growth, mainly through acquisitions. In January 2016, we completed the acquisition of iDnext Ltd. and its subsidiary, Next-Line Ltd. We continue to search for potential complementary acquisitions."

Avidan Zelicovsky, BOS' President, stated: "We are pleased with the fruits of the efforts we have invested over the years, which resulted in $1 million of EBITDA in 2015. We are continuing to focus on growth and expect to increase our profitability in 2016. We intend to expand the Supply Chain business overseas, mainly in India, and enhance our offerings to customers by adding new lines to our product portfolio."

Eyal Cohen, BOS' CFO, stated: "We have successfully reduced our net debt from about $16.5 million in 2009 to $3.9 million in 2015. We were able to do so, mainly by improving the efficiency of our operations and shutting down non-profitable businesses. This resulted in a net profit of $334,000 in 2015, compared to a net loss of $9 million in 2009. In January 2016, we further improved BOS' financial condition by converting the Company's $3.9 million short term bank debt into long term debt. As of December 2015, our working capital amounted to $5.5 million, compared to $634,000 in December 2014. Going forward, we anticipate further reduction in our debt and plan to finance our growth using working capital and by raising additional equity investments."

BOS will host a conference call on Wednesday, March 23, 2016 at 11a.m. EST - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS
B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
CFO
+972-542525925

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Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Revenues	$25,599	$27,601	$7,376	$6,678
Cost of revenues	20,462	22,556	5,845	5,675
Gross profit	5,137	5,045	1,531	1,003

Operating costs and expenses:
Sales and marketing	2,768	3,043	715	715
General and administrative	1,681	1,882	547	531
Total operating costs and expenses	4,449	4,925	1,262	1,246

Operating income (loss)	688	120	269	(243)
Financial expenses, net	(376)	(445)	(86)	(61)
Income (loss) before taxes on income	312	(325)	183	(304)
Taxes on income (tax benefit)	(22)	108	(31)	69
Net Income (loss)	$334	$(433)	$214	$(373)

Basic and diluted net profit (loss) per share	$0.17	$(0.30)	$0.10	$(0.22)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	1,970	1,449	2,093	1,690

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except per share amounts)

	December 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,419	$1,522
Restricted bank deposits	195	216
Trade receivables	7,071	6,144
Other accounts receivable and prepaid expenses	725	490
Inventories	2,503	2,843

Total current assets	11,913	11,215

LONG-TERM ASSETS	303	298

PROPERTY, PLANT AND EQUIPMENT, NET	480	556

OTHER INTANGIBLE ASSETS, NET	7	70

GOODWILL	4,122	4,122

Total assets, property plant and equipment and goodwill	$16,825	$16,261

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2015	December 31, 2014
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$-	$4,297
Current maturities of long term loans	400	570
Trade payables	4,671	4,468
Employees and payroll accruals	480	389
Deferred revenues	796	621
Accrued expenses and other liabilities	320	236

Total current liabilities	6,667	10,581

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	3,458	190
Accrued severance pay	155	127
Deferred capital gain	40	66

Total long-term liabilities	3,653	383

SHAREHOLDERS' EQUITY	6,505	5,297

Total liabilities and shareholders' equity	$16,825	$16,261

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands, except per share amounts)

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Net Income (loss) as reported	$334	$(433)	$214	$(373)

Adjustments:
Amortization of intangible assets	63	105	15	26
Stock based compensation	130	298	32	70
Acquisition expenses	49	-	49	-
Total Adjustments	242	403	96	96

Net Income (loss) on a Non-GAAP basis	$576	$(30)	$310	$(277)

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Operating income (loss)	$688	$120	$269	$(243)
Adjustments :
Amortization of intangible assets	63	106	15	26
Stock based compensation	130	283	32	66
Depreciation	142	163	36	35
EBITDA	$1,023	$672	$352	$(116)

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2015				Three months ended December 31, 2015

Revenues	$9,270	$16,336	$(7)	$25,599	$2,757	$4,620	$(1)	$7,376

Gross profit	$2,608	$2,529	$-	$5,137	$833	$698	$-	$1,531

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2014				Three months ended December 31, 2014

Revenues	$11,328	$16,317	$(44)	$27,601	$2,948	$3,747	$(17)	$6,678

Gross profit	$2,868	$2,177	$-	$5,045	$666	$337	$-	$1,003

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